UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 000-49796

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CPSI 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Computer Programs and Systems, Inc.

6600 Wall Street

Mobile, Alabama 36695

REQUIRED INFORMATION

Item 4.	The CPSI 401(k) Retirement Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), and the Plan’s financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information described in Items 1-3 of Form 11-K.

Index to Financial Statements and Exhibits

Report of Grant Thornton LLP, Independent Registered Public Accounting Firm

The Plan Administrator

CPSI 401(k) Retirement Plan

Computer Programs and Systems, Inc.

Mobile, Alabama

We have audited the accompanying statement of net assets available for benefits of CPSI 401(k) Retirement Plan (the “Plan”), and the related statement of changes in net assets available for benefits as of and for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Atlanta, Georgia

June 6, 2005

Report of Cherry, Bekaert & Holland, LLP, Independent Registered Public Accounting Firm

The Plan Administrator

CPSI 401(k) Retirement Plan

Computer Programs and Systems, Inc.

Mobile, Alabama

We have audited the accompanying statements of net assets available for benefits of CPSI 401(k) Retirement Plan (the Plan), and the related statements of changes in net assets available for benefits as of and for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “Standards”). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CPSI 401(k) Retirement Plan as of December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ CHERRY, BEKAERT & HOLLAND, L.L.P.

Mobile, Alabama

June 14, 2004

CPSI 401(k) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
ASSETS
Investments, at fair value	$14,625,252	$11,534,456

Receivables
Employer’s contributions	537,158	479,238

Total receivables	537,158	479,238

Total assets	15,162,410	12,013,694

NET ASSETS AVAILABLE FOR BENEFITS	$15,162,410	$12,013,694

The accompanying notes are an integral part of these financial statements.

CPSI 401(k) RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years ended December 31, 2004 and 2003

	2004	2003
Additions

Additions to net assets attributed to:
Investment earnings
Net appreciation in fair value of investments	$873,370	$1,458,152
Interest and dividends	239,659	167,229

	1,113,029	1,625,381
Contributions
Participants	1,640,689	1,440,822
Employer	1,059,200	932,934

	2,699,889	2,373,756

Total additions	3,812,918	3,999,137

Deductions
Deductions from net assets attributed to benefits paid to participants	664,202	390,162

Total deductions	664,202	390,162

Net increase	3,148,716	3,608,975

NET ASSETS AVAILABLE FOR BENEFITS

BEGINNING OF YEAR	12,013,694	8,404,719

END OF YEAR	$15,162,410	$12,013,694

The accompanying notes are an integral part of these financial statements.

CPSI 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Note 1 - Description of plan

The following brief description of the CPSI 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan and was adopted January 1, 1994 covering all full-time employees of Computer Programs and Systems, Inc. (the Company) who have one year of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined by the Plan. Participants who have attained the age 50 before the end of the Plan year are eligible to make catch-up contributions. Effective January 1, 2002, participants may not make rollover contributions of amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various common/collective trusts, mutual funds and Company stock as investment options for participants.

The Company may contribute a discretionary percentage of the amount of the participant’s salary deferral up to salary reductions of $1,000 annually as determined by the Company each year. Catch-up contributions will not be matched. The Company may also make a discretionary profit sharing contribution; however, the amount of the profit sharing contribution in any Plan year will not exceed the amount set for by the Company’s Board of Directors (the maximum for 2004 and 2003 is $1,000 per participant). All contributions are subject to certain regulatory limitations.

Participant accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

CPSI 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Note 1 - Description of plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of service as follows:

Years of Service	Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Payment of benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s account (all amounts are 100% vested at the time of death, disability or retirement at Normal Retirement Age) or monthly, quarterly or annual cash installments over a period of not more than the participant’s assumed life expectancy. If employment terminates for reasons other than those listed above, the participant will be entitled to receive only the vested percentage of his or her account balance as a lump-sum distribution. Only employer matching and discretionary contributions are subject to forfeiture.

Forfeited accounts

At December 31, 2004 and 2003, forfeited nonvested account balances totaled $27,350 and $28,490, respectively. These amounts will be used to reduce future employer contributions. Also, in 2004 and 2003, employer contributions were reduced by $36,415 and $31,046 from forfeited nonvested accounts.

CPSI 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Note 2 - Summary of significant accounting policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties

The Plan invests in various managed funds that include U. S. Government securities, corporate and governmental debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment valuation and income recognition

The Plan’s investments are stated at fair value. Units of common/collective trust funds, mutual funds and common stock are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits

Benefits payments are recorded when paid.

Note 3 – Administrative expenses

The Plan’s sponsor (the Company) paid the administrative expenses incurred by the Plan for the year ended December 31, 2004 and 2003.

Note 4 – Investments

The following presents investments at December 31, 2004 and 2003 that represent 5% or more of the Plan’s net assets. All investments are participant directed.

CPSI 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Note 4 – Investments (continued)

Description	2004	2003
Federated Max-Cap Institution Service Fund	$936,243	$786,441
Dreyfus Disciplined Stock Fund	772,417	663,849
AmSouth Stable Principal Fund	4,352,495	3,505,126
AmSouth Balanced Fund	939,753	799,213
AmSouth Value Fund	1,428,162	1,165,112
Fidelity Advisor Equity Growth Fund	2,128,903	2,053,612
Fidelity Advisor Growth Opportunity Fund	653,306	659,282
Franklin Balance Sheet Investment Fund	2,217,788	1,165,430

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	2004	2003
CPSI Common Stock	$34,905	$(20,772)
Common/collective trust funds	10,873	17,535
Mutual funds	827,592	1,461,389

	$873,370	$1,458,152

Note 5 – Party-in-interest transactions

Certain Plan investments are shares of mutual funds managed by AMVESCAP National Trust Company or by one of its affiliates, including AmSouth Bank. AMVESCAP National Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan allows participants to purchase stock in the Company (the Plan sponsor). The total shares allowable for acquisition is 400,000 shares of common stock. As of December 31, 2004 and 2003, the Plan holds 10,421 and 8,815 shares, respectively, purchased from the open market. The purchases of these shares qualify as party-in-interest transactions.

CPSI 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Note 6 – Plan termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants will become fully vested in their accounts.

Note 7 – Tax status

The Plan adopted a Prototype Basic Plan Document which received an opinion letter from the Internal Revenue Service (“IRS”) on August 30, 2001 which stated that the Prototype Basic Plan Document is designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). The Plan has not received a determination letter from the IRS since adopting the Prototype Basic Plan Document. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes is included in the Plan’s financial statements.

CPSI 401(k) RETIREMENT PLAN

EIN: 74-3032373

Plan Number 001

Form 5500 - Schedule H, Part IV, Item 4(i)

Schedule of Assets (Held for Investment at End of Year)

December 31, 2004

(a)	(b) Identity of Issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current Value
*	AmSouth Bank	435,249.5166 units Stable Principal Fund	$4,352,495

*	AmSouth Bank	84,807.7451 units Value Fund	1,428,162

*	AmSouth Bank	8,864.1373 units Large Cap Fund	163,543

*	AmSouth Bank	73,303.6766 units Balanced Fund	939,753

	State Street	12,334.3781 units Dow Jones Target 2015 Fund	226,026

*	CPSI	10,421.4495 units CPSI Stock	224,082

	Franklin	38,067.0736 units Franklin Balance Sheet Investment Fund	2,217,788

	Federated	38,292.1353 units Federated Max Cap Institution Service Fund	936,243

	Dreyfus	24,190.9661 units Dreyfus Disciplined Stock Fund	772,417

	Dreyfus	9,159.1134 units Dreyfus Appreciation Fund	354,366

	Fidelity	46,574.1154 units Fidelity Advisor Equity Growth Fund	2,128,903

	Fidelity	19,484.8823 units Fidelity Advisor Dividend Growth Fund	228,168

	Fidelity	21,391.8185 units Fidelity Advisor Growth Opportunity Fund	653,306

			$14,625,252

*	Represents a Party-in-interest

Column (d) is not presented as these are participant directed accounts.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 28, 2005

CPSI 401(K) RETIREMENT PLAN

By:	Computer Programs and Systems, Inc.

	By:	/s/ M. Stephen Walker
M. Stephen Walker
Vice President - Finance and
Chief Financial Officer

EXHIBIT INDEX

No.	Description of Exhibit
23.1	Consent of Grant Thornton LLP

23.2	Consent of Cherry, Bekaert & Holland, LLP